SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO /A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

INAMED CORPORATION
(Name of Subject Company (Issuer))
BANNER ACQUISITION, INC.
and
ALLERGAN, INC.
(Names of Filing Persons (Offeror))
Common Stock
including associated preferred stock purchase rights
(Title of Class of Securities)
453235103
(CUSIP Number of Class of Securities)
Douglas S. Ingram
Executive Vice President, General Counsel and Secretary
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612
(714) 246-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Michelle A. Hodges
Gibson, Dunn & Crutcher LLP
4 Park Plaza, Suite 1400
Irvine, CA 92614
(949) 451-3800

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$3,149,239,143	$370,665.45

*	The transaction value is estimated only for purposes of calculating the filing fee. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, the market value of the securities to be received was calculated as the product of (i) 37,999,869 shares of Inamed common stock (the sum of (x) 36,352,579 shares of Inamed common stock outstanding and (y) 1,647,290 shares of Inamed common stock issuable upon the exercise of outstanding options, each as of October 28, 2005 (as reported in the Form S-4 Registration Statement of Medicis Pharmaceutical Corporation and Proxy Statement of Inamed, filed with the Securities and Exchange Commission on November 2, 2005) and (ii) $82.875, which is the average of the high and low sales prices of Inamed common stock reported on Nasdaq National Market System on November 17, 2005.

**	$117.70 per million dollars of transaction value, in accordance with Rule 0-11 and Fee Rate Advisory No. 6 for fiscal year 2005.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $370,665.45	Filing Party: Allergan, Inc.
Form or Registration No.: Form S-4 (333-129871) and Schedule TO	Date Filed: November 21, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO, initially filed by Allergan, Inc., a Delaware corporation (“Allergan”) and Banner Acquisition, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Allergan, with the Securities and Exchange Commission (the “SEC”) on November 21, 2005, and subsequently amended by Amendments No. 1 through No. 6 (as amended from time to time, the “Schedule TO”), relating to the offer by Offeror (the “Offer”) to exchange for each outstanding share of common stock of Inamed Corporation, a Delaware corporation (“Inamed”), including the associated preferred stock purchase rights (collectively, the “Inamed Shares”), at the election of the holder thereof: (a) $84.00 in cash, without interest, or (b) 0.8498 of a share of Allergan common stock, including the associated preferred stock purchase rights, upon the terms and subject to the conditions described in the Prospectus (as defined below) and the related letter of election and transmittal, including in each case the proration and election procedures described therein.
     Allergan has filed with the SEC Amendment No. 3 to its Registration Statement on Form S-4 (file no. 333-129871) relating to the offer and sale of the Allergan common stock to be issued to holders of Inamed Shares in the Offer (as amended, the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the Registration Statement (as amended, the “Prospectus”), and the related letter of election and transmittal, which are filed as Exhibits (a)(4)(A) and (a)(1)(A), respectively, hereto.
Items 1 through 11.
     Items 1 and 4 of the Schedule TO are hereby amended and supplemented to add the following:
Extension of Expiration Date
     On February 21, 2006, Allergan issued a press release announcing that it has extended the expiration date of the Offer until 6:00 p.m. Eastern Time on Wednesday, March 8, 2006, and that approximately 18,727,874 shares, or approximately 51% of Inamed’s outstanding common stock, had been tendered as of 4:00 p.m. Eastern Time on Tuesday, February 21, 2006. The exchange offer previously was scheduled to expire at 5:00 p.m. Eastern Time on Wednesday, February 22, 2006. Allergan also announced that it has delivered to Inamed written notice to extend the deadline for closing the exchange offer from February 28, 2006 to March 30, 2006, as permitted under the terms of the merger agreement among Allergan, Offeror and Inamed dated as of December 20, 2005. A copy of the press release is attached as Exhibit (a)(1)(Y) hereto and is incorporated herein by this reference.
Incorporation by Reference
      In addition, the information set forth below regarding Allergan and Inamed is incorporated by reference into these Items 1 through 11. The SEC allows Allergan and Offeror to incorporate information into this Schedule TO “by reference,” which means that Allergan and Offeror can disclose important information to Inamed stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule TO, except for any information amended or superseded by information contained in, or incorporated by reference into, this Schedule TO. These incorporated documents contain important information about Allergan and Inamed and their financial condition.
Allergan Filings (File No. 1-10269):

Allergan Information Incorporated by Reference	Period Covered or Date of Filing

Annual Report on Form 10-K	Fiscal year ended December 31, 2004, as filed with the SEC on March 9, 2005

The description of Allergan common stock set forth in Allergan’s Registration Statement on Form 8-A, filed with the SEC on June 12, 1989, including all amendments and reports filed for the purpose of updating such description.

The description of Allergan preferred stock purchase rights set forth in Allergan’s Registration Statement on Form 8-A12B, filed with the SEC on February 1, 2000, including all amendments or reports filed for the purpose of updating such description.

Quarterly Reports on Form 10-Q	Fiscal quarter ended:
• March 25, 2005, as filed with the SEC on April 28, 2005
• June 24, 2005, as filed with the SEC on July 28, 2005, and as amended on August 24, 2005
• September 30, 2005, as filed with the SEC on November 7, 2005

Current Reports on Form 8-K	Filed with the SEC on:
	• January 14, 2005 • January 18, 2005, and as amended April 21, 2005 • January 25, 2005 • March 3, 2005 • May 19, 2005 • June 30, 2005 • August 9, 2005	• August 23, 2005 • September 27, 2005 • October 5, 2005 • November 15, 2005 • December 7, 2005 • December 21, 2005 • February 3, 2006

Inamed Filings (File No. 001-9741):

Inamed Information Incorporated by Reference	Period Covered or Date of Filing

Annual Report on Form 10-K.	Fiscal year ended December 31, 2004, as filed with the SEC on March 16, 2005, and as amended on April 29, 2005

The description of Inamed’s common stock set forth in Inamed’s Registration Statement on Form 8-A, filed with the SEC on October 14, 1987, including all amendments and reports filed for the purpose of updating such description.

The description of Inamed’s stock purchase rights set forth in Inamed’s Registration Statement on Form 8-A, filed with the SEC on June 10, 1997, including all amendments and reports filed for the purpose of updating such description.

Quarterly Reports on Form 10-Q	Fiscal quarter ended:
• March 31, 2005, as filed with the SEC on May 10, 2005, and as amended on May 11, 2005
•   June 30, 2005, as filed with the SEC on August 9, 2005
• September 30, 2005, as filed with the SEC on November 9, 2005

Current Reports on Form 8-K	Filed with the SEC on:
	• January 25, 2005 (Item 8.01) • March 21, 2005 • May 6, 2005 • July 18, 2005 • August 4, 2005 • November 16, 2005	• December 5, 2005 • December 6, 2005 • December 13, 2005 • December 15, 2005 • December 20, 2005 • December 21, 2005

      Neither Allergan nor Offeror has any knowledge that would indicate that any statements contained herein or incorporated by reference from Inamed’s publicly filed reports and documents regarding Inamed’s business, operations, financial condition or other condition, are inaccurate, incomplete or untrue. However, no assurance can be given that publicly available information concerning Inamed does not contain errors, and neither Allergan nor Offeror was involved in the preparation of such information and statements. Nothing in this Schedule TO shall be deemed to incorporate information furnished but not filed with the SEC.
Item 12. Exhibits.
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(Y)	Press release issued by Allergan on February 21, 2006 (incorporated by reference to Allergan’s filing with the SEC on February 21, 2006 pursuant to Rule 425)

Item 13. Information Required by Schedule 13E-3.
     Not applicable.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLERGAN, INC.
/s/ MATTHEW J. MALETTA

By:	Matthew J. Maletta
Vice President,
Assistant General Counsel and Assistant Secretary

BANNER ACQUISITION, INC.
/s/ MATTHEW J. MALETTA

By:	Matthew J. Maletta
Assistant Secretary

Date: February 21, 2006

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INDEX TO EXHIBITS

(a)(1)(A)	Form of Letter of Election and Transmittal(1)

(a)(1)(B)	Form of Notice of Guaranteed Delivery(1)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)

(a)(1)(D)	Form of Letter to Clients(1)

(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9(1)

(a)(1)(F)	Press release issued by Allergan on November 15, 2005 (incorporated by reference to Exhibit 99.1 to Allergan’s Form 8-K filed with the SEC on November 15, 2005)

(a)(1)(G)	Investor Slide Presentation (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(H)	Transcript of the Conference Call of Allergan held on November 15, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 16, 2005 pursuant to Rule 425)

(a)(1)(I)	Acquisition Fact Sheet (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(J)	Form of Letters sent to Allergan’s Therapeutic and Aesthetic Customers, respectively, on November 15, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(K)	Product Fact Sheets (incorporated by reference to Allergan’s filing with the SEC on November 16, 2005 pursuant to Rule 425)

(a)(1)(L)	Press release issued by Allergan on November 17, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 17, 2005 pursuant to Rule 425)

(a)(1)(M)	Press release issued by Allergan on November 21, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 21, 2005 pursuant to Rule 425)

(a)(1)(N)	Press release issued by Allergan on December 6, 2005 (incorporated by reference to Allergan’s Form 8-K filed with the SEC on December 7, 2005)

(a)(1)(O)	Irrevocable offer letter of Allergan dated December 5, 2005 including the attached Agreement and Plan of Merger (incorporated by reference to Exhibits 99.1 and 99.2 to Allergan’s Form 8-K filed with the SEC on December 7, 2005)

(a)(1)(P)	Press release issued by Allergan on December 13, 2005 (incorporated by reference to Allergan’s filing with the SEC on December 14, 2005 pursuant to Rule 425)

(a)(1)(Q)	Press release issued by Allergan on December 16, 2005 (incorporated by reference to Allergan’s filing with the SEC on December 19, 2005 pursuant to Rule 425)

(a)(1)(R)	Joint press release issued by Allergan and Inamed on December 20, 2005 (incorporated by reference to Exhibit 99.1 to Allergan’s Form 8-K filed with the SEC on December 21, 2005)

(a)(1)(S)	Press release issued by Allergan on January 9, 2006 (incorporated by reference to Allergan’s filing with the SEC on January 10, 2006 pursuant to Rule 425)

(a)(1)(T)	Investor Slide Presentation (incorporated by reference to Allergan’s filing with the SEC on January 10, 2006 pursuant to Rule 425)

(a)(1)(U)	Press release issued by Allergan on January 16, 2006 (incorporated by reference to Allergan’s filing with the SEC on January 17, 2006 pursuant to Rule 425)

(a)(1)(V)	Press release issued by Allergan on January 23, 2006 (incorporated by reference to Allergan’s filing with the SEC on January 23, 2006 pursuant to Rule 425)

(a)(1)(W)	Excerpts relating to the proposed acquisition from Allergan’s 2005 Fourth Quarter Earnings conference call held on February 2, 2006 (incorporated by reference to Allergan’s filing with the SEC on February 3, 2006 pursuant to Rule 425)

(a)(1)(X)	Press release issued by Allergan on February 6, 2006 (incorporated by reference to Allergan’s filing with the SEC on February 6, 2006 pursuant to Rule 425)

(a)(1)(Y)	Press release issued by Allergan on February 21, 2006 (incorporated by reference to Allergan’s filing with the SEC on February 21, 2006 pursuant to Rule 425)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)(A)	Prospectus registering the offer and sale of the Allergan common stock to be issued in the Offer(3)

(a)(5)	Summary advertisement as published in the Wall Street Journal on November 21, 2005(4)

(b)(1)	Financing Commitment Letter(3)

(d)	Agreement and Plan of Merger, dated as of December 20, 2005, by and among Allergan, Offeror and Inamed (incorporated by reference to Exhibit 99.2 to Allergan’s Form 8-K filed with the SEC on December 21, 2005)

(g)	Not applicable

(h)(1)	Tax opinion of Gibson, Dunn & Crutcher LLP(2)

(1)	Incorporated by reference to the Registration Statement.
(2)	Incorporated by reference to Amendment No. 2 to the Registration Statement.

(3)	Incorporated by reference to Amendment No. 3 to the Registration Statement.

(4)	Previously filed with this Schedule TO.